Exhibit 99.1

Vinci Compass Investments Ltd.

(“Company”)

Minutes of the Annual General Meeting of the Shareholders of the Company held on 1 July 2026, at 10:00 A.M. (Brasília time), at Avenida Bartolomeu Mitre, 336, Leblon, Rio de Janeiro/RJ, Brazil, 22431-002 (“AGM”)

Present: The shareholders listed in the Schedule

Present:	The shareholders listed in the Schedule

In attendance:	Alessandro Monteiro Morgado Horta (Director and CEO)
Julya Sotto Mayor Wellisch (CLO, CCO and CSO)
Bruno Augusto Sacchi Zaremba (CRI)
Sergio Passos Ribeiro (CFO)

It was noted that, in accordance with and as permitted by Article 18.4 of the Company's Memorandum and Articles of Association, Alessandro Monteiro Morgado Horta (being the only director present and willing to act at the AGM) acted as chairman of the AGM.

1.	Constitution of the AGM

It was noted that the written notice of the AGM (“Notice”) and the accompanying proxy statement (“Proxy Statement”) had been sent on 1 June 2026 to all shareholders of record of the Company (“Shareholders”) as of 26 May 2026 and that the quorum of Shareholders was present in person or by proxy. It was also noted that the Notice confirmed the AGM's physical location (as set out above).

In accordance with Article 18.3 of the Memorandum and Articles of Association of the Company, a shareholder may participate in the AGM by webcast (as set out in the proxy materials for the AGM). Participation by a shareholder in the AGM in this manner is treated as presence in person at the physical location of the AGM and is counted in a quorum.

It was further noted that the Company had received a copy of the Affidavit of Mailing, prepared by Broadridge, which confirms that the Notice had been mailed to the Shareholders commencing on 1 June 2026.

The Chairman noted that the record date for the AGM was 26 May 2026.

It was noted that Broadridge had advised that holders of 27,613,933 Common Class A Shares and 14,466,239 Common Class B Shares were present at the AGM in person or by proxy, which in total represented 88.02% of the shares entitled to be voted and which constituted a quorum in accordance with the Articles of Association of the Company.

Accordingly, AGM was declared duly constituted.

2.	Business of the AGM

Proposal No. 1 – It was resolved, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2025 be approved and ratified; and

Proposal No. 2 – It was resolved, as an ordinary resolution, that Mr Eugenio Garza y Garza be appointed as director of the Company.

3.	Voting

The voting results of the proposals are set out below.

•	Proposal No. 1: Votes for: 171,980,181; votes against: 588; abstentions: 295,554; broker non-votes: 0;

•	Proposal No. 2: Votes for: 171,968,177; votes against: 12,271; abstentions: 295,875; broker non-votes: 0.

The Chairman declared that the resolutions referenced above were carried.

There being no further business, the Chairman declared the AGM closed.

/s/ Alessandro Monteiro Morgado Horta

Alessandro Monteiro Morgado Horta

Chairman of the AGM

Schedule

Shareholder Name	Number of Shares Held
AMMH Financial Holding Ltd.	8,266,422
Julya Sotto Mayor Wellisch	52,374
Pico da Neblina Ltd.	1,066,921
Sergio Passos Ribeiro	3,251
SPR Capital Ltd.	267,672
SPR Opportunity Investments Ltd.	465,967